February 23, 2024
Division of Corporation Finance
Office of Trade & Services
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: VOXX International Corporation
Form 10-K for Fiscal Year Ended February 28, 2023

Form 10-Q for Fiscal Quarter Ended November 30, 2023
File No. 001-09532

To Ms. Franks and Mr. Decker:

We are pleased to respond to the comment in your letter dated January 29, 2024 regarding our most recently filed Form 10-K for the Fiscal Year Ended February 28, 2023 and our most recently filed Form 10-Q for the Fiscal Quarter Ended November 30, 2023, as indicated above. For your convenience, your comment is repeated below, followed by our response.

Form 10-K for Fiscal Year Ended February 28, 2023

Consolidated Financial Statements

Consolidated Statements of Stockholders' Equity, page 58

SEC Comment:

1. Please remove the line item/column deducting redeemable equity inside of stockholders' equity from your balance sheets and statements of stockholders' equity as this appears to result in the actual components of stockholders' equity being shown at larger amounts than appropriate. Instead directly reduce the actual components of stockholders' equity to the appropriate amounts. In addition, for each period presented (including interim periods in your Forms 10-Q), present roll forwards of changes in temporary equity (redeemable equity and redeemable non-controlling interest) outside of the statements of stockholders' equity. Refer to ASC 480-10-S99-1 through S99-3A.

Response:

We respectfully acknowledge the Staff’s comment. In future filings, we will change our presentation to that requested by the Staff, including presenting a roll forward of redeemable equity outside of the Statement of Stockholders’ Equity.

Note 1. Description of Business and Summary of Significant Accounting Policies

(u) Accounting for Stock-Based Compensation

Grant of Shares to Chief Executive Officer, page 80

SEC Comment:

2. Please disclose the contingent events that would allow Mr. Lavelle to redeem the shares that are not probable at this time and result in remeasurement of the amounts in redeemable equity not being recorded.

Response:

We respectfully acknowledge the Staff's comment. Mr. Lavelle’s employment agreement gives him the right, under certain circumstances, to participate in a tag-along sale of his Class A common shares. Specifically, the tag-along sale is permitted in the event of a pre-arranged private or secondary sale by the “Shalam Group” (the Shalam Group is defined as any and all shares owned by John J. Shalam, his family members or any trusts for the benefit of Mr. Shalam or any of his family members) of all, or a portion of, its holdings in the Company that, following such transaction, would result in the Shalam Group becoming a 40% or less holder of the total combined voting power of all outstanding voting securities of the

Company. In the event the private or secondary sale by the Shalam Group only involves the Class B common stock of the Company and if the proposed transferee does not agree to acquire any Class A shares held by the selling shareholders (including Mr. Lavelle’s eligible tag-along shares), Mr. Lavelle has the option to have the Company purchase all or a portion of his eligible tag-along shares.

In accordance with ASC 480-10-S99-3A-5, the Company considered the facts and circumstances surrounding the event that could trigger redemption. The guidance indicates that the possibility of any triggering event that is not solely within the control of the Company, occurring without regard to probability, requires the award to be classified as temporary equity. In accordance with ASC 480-10-S99-3A-15, if an equity instrument subject to ASR 268 is not currently redeemable (for example, a contingency has not been met), subsequent adjustment of the amount presented in temporary equity is unnecessary if it is not probable that the instrument will become redeemable. Further, at the 2000 AICPA Conference on Current SEC Developments, then SEC Professional Accounting Fellow Dominick J. Ragone III said, in part “The [SEC] staff believes that securities with redemption features that are “outside the control of the issuer” include those securities that are redeemable, either based on mandatory or certain events (for example, the death or retirement of the holder), or on uncertain events (for example, change in control of the company, violation of specified financial covenants, or the attainment of specific earnings or stock market price). The contingency in this situation was considered a change in control of the company, as currently The Shalam Group has more than 50% of the voting power of all outstanding securities, and the event would require the sale by the Shalam Group of its holdings such that they become a 40% or less holder of the total combined voting power of all outstanding voting securities of the Company, and as such was deemed not probable to occur and therefore we have not remeasured the amount in temporary equity.

We propose the following change in future filings to our existing disclosure (disclosure taken from footnote 1(u) of our February 28, 2023, 10-K for illustrative purposes). New disclosure is presented in bold.

The Employment Agreement gave Mr. Lavelle the right to require the Company to redeem his shares if a specific contingent change in control event occurs. The contingent event under which Mr. Lavelle could exercise his right to redemption includes a change of control transaction wherein the Shalam Group would become a 40% or less holder of the total combined voting power of all outstanding voting securities of the Company. As the contingent event that would allow Mr. Lavelle to redeem the shares is not probable at this time, remeasurement of the amounts in redeemable equity have not been recorded.

Note 2. Acquisitions

Onkyo, page 84

SEC Comment:

3. Please tell us and disclose in greater detail the terms of the put and call options, including their value and the formula defined in the joint venture agreement. Also, tell us how the excess of the redemption amount over the carrying amount of the redeemable non-controlling interest was minimal as of each balance sheet date (even when the carrying amount was negative at November 30, 2023). Refer to paragraph 22 of ASC 480-10-S99-3A.

Response:

We respectfully acknowledge the Staff's comment. The Company acquired a majority ownership interest in Onkyo through a newly formed joint venture, Onkyo Technology KK (“OTKK”). In connection with this acquisition, the Company entered into a Joint Venture Agreement and a First Amendment to the Joint Venture Agreement (collectively, “the JV Agreement”), with the minority shareholder. The JV Agreement represents an agreement between the parties as to how the affairs of the joint venture will be operated. Included in the JV Agreement are a put option and a call option. Both options become exercisable at any time after the annual financial statements of OTKK are approved at the OTKK shareholder meeting for the fiscal year ended February 28, 2025. The put option allows the minority shareholder to require the Company to purchase its interest in OTKK and the call option allows the Company to require the minority shareholder to sell its interest in OTKK to the Company. The purchase price of the interest to be acquired under the put and call options is the higher of (a) the assets minus the liabilities of OTKK determined in accordance with GAAP, or (b) five times EBITDA of OTKK. Both calculations are based upon the latest issued annual financial statements, less any amounts distributed or paid to the minority shareholder on the account of the minority shareholder from time to time (provided that all shareholder loans have been repaid first), multiplied by the percentage of votes attached to such shares and interests, free from all encumbrances and with the benefit of all rights attaching to them as at the date of the relevant notice.

We propose the following change in future filings to our existing disclosure (disclosure taken from Note 2 of our Form 10-K for the Fiscal Year Ended February 28, 2023 for illustrative purposes). New disclosure is presented in bold.

The joint venture agreement between PAC and Sharp also contains a put/call arrangement, whereby Sharp has the right to put its interest in the joint venture back to Voxx and Voxx has the right to call Sharp’s ownership interest in the joint venture at any time after the approval of Onkyo’s annual financial statements for the year ending February 28, 2025 at a purchase price equal to the higher of (a) assets of Onkyo minus the liabilities of Onkyo or (b) five times the EBITDA of Onkyo, in either case (a) or (b), less any amounts distributed to Sharp at any time, provided all shareholder loans are repaid.

The put and call options were not determined to be freestanding financial instruments, but rather embedded in the shares held by the minority shareholder. This determination was concluded as neither the put option, nor the call option meet the definition of a freestanding financial instrument as defined by ASC 480-10. Specifically, the OTKK shares issued to the partners upon creation of OTKK, as well as the put and call options, were all included in and issued simultaneously under the JV Agreement. Further the put and/or call options are not legally detachable from or exercisable separately from the shares in OTKK. Additionally, consideration was made to determine if the combination of the put and call should be accounted for together as the financing of the Company’s potential purchase of the minority shareholders’ interest, and therefore a liability. Management noted that the liability classification guidance in ASC 480-10-55-59 through 55-62 does not apply if the option price is based upon a formula such as EBITDA. Given that the potential purchase price of the minority holders interest will continue to vary based upon OTKK’s operating performance, the non-controlling interest is not considered a mandatorily redeemable financial interest under ASC 480-10-25-4 and is not subject to liability classification under the other provisions of ASC 480-10. Management also considered if the put and call options were derivatives under ASC 815 or if they would be required to be bifurcated under ASC 815-15-25-1. Management concluded that they are not derivatives, nor do they meet the requirements to be bifurcated, as they do not meet any of the criteria for net settlement provided in ASC 815. Lastly, management concluded that ASC 815-40 would not apply as the options are not detachable from the shares. As a result of these conclusions, we did not ascertain a separate valuation for the put and/or call options.

As there is no event that must occur for either option to be exercisable, and the price is not fixed but rather based upon the higher of two formulas, and that the put option is exercisable at the option of the minority shareholder, the non-controlling interest is redeemable and is presented as temporary equity. Management is following the two-step approach to measuring the non-controlling interest within temporary equity. The first step we take is to attribute to the non-controlling interest its share of net income or loss in accordance with ASC 810-10. The second step we perform is to apply the guidance in ASC 480-10-S99-3A, which states that the non-controlling interest’s carrying value must be the higher of (1) the cumulative amount that would result from applying ASC 810-10 measurement guidance, or (2) the redemption value of the non-controlling interest. We apply the immediate method of recognizing the redemption price. If we were to have a redemption adjustment, we would make an adjustment to the income available to its common stockholders in our EPS calculation in accordance with ASC 480-10-S99-3A paragraph 22.

Inclusive of the correction to the misstatements as discussed in response to comment #4, we have not had a redemption adjustment as the redemption formula has been lower (or negative, thus indicating no redemption price), than the cumulative amounts recorded from applying ASC 810-10 measurement guidance. This has happened due to losses generated by OTKK which under the EBITDA formula impacts the redemption formula at the rate of five times and OTKK still has shareholder loans outstanding that impact the assets minus liabilities redemption formula.

Form 10Q for Fiscal Quarter Ended November 30, 2023

Consolidated Financial Statements

Note 2. Acquisition

a) Redeemable Non-controlling Interest, page 8

SEC Comment:

4. Please tell us and disclose your basis in GAAP for recording a prior period adjustment to redeemable non-controlling interest and retained earnings in the quarter ended August 31, 2023, rather than correcting it in the prior period(s) to which it relates. Also, tell us your basis for recording the adjustment directly to retained earnings, rather than through the statement of operations. In addition, provide us with a complete SAB 99 materiality analysis for each period impacted.

Response:

We respectfully acknowledge the Staff's comment. The Company routinely incurs third party royalty charges for the use of third-party technology that is included in our products. In the second quarter of Fiscal 2024, an intercompany retained earnings adjustment was made to remove the third-party royalty expense, that was incorrectly recorded on a wholly owned subsidiary beginning in the quarter ended February 28, 2023, and recorded them on to the OTKK subsidiary. Prior to the fourth quarter of fiscal year 2023 the third-party royalty expense was recorded properly on the OTKK subsidiary. In accordance with the guidance set forth in SAB Topics 1.M and 1.N, the Company assessed the error to the non-controlling interest adjustment and concluded an out-of-period adjustment in the second quarter of Fiscal Year 2024 would be appropriate because the error was not material to the current and prior periods, however, to be consistent with the recording of the royalties (which was an intercompany adjustment to retained earnings), the adjustment to the non-controlling interest was recorded to retained earnings during the second quarter of Fiscal 2024. We acknowledge that this retained earning adjustment should have been recorded to the earliest period presented that was affected by the error, which would have been retained earnings as of February 28, 2023 (as the quarters prior to the fourth quarter ended February 28, 2023 were historically correct), rather than the retained earnings as of May 31, 2023.

The quantitative analysis reflects the impact of the error corrected in the second quarter (with a prior period adjustment made to the May 31, 2023 retained earnings) of Fiscal 2024 on the prior periods.

	As of May 31, 2023
	As Previously Reported	Adjustment	If Revised	% Change
Consolidated Balance Sheets
Redeemable non-controlling interest	(62)	(1,410)	(1,472)	2274%
Retained earnings	87,259	1,410	88,669	2%
Total Voxx International Corporation stockholders' equity	327,420	1,410	328,830	0%
Total Stockholders' equity	289,503	1,410	290,913	0%

	For the three months ended May 31, 2023
	As Previously Reported	Adjustment	If Revised	% Change
Consolidated Statements of Operations and Comprehensive Loss
Less: net income (loss) attributable to non-controlling interest	(967)	(239)	(1,206)	25%
Net income (loss) attributable to VOXX International Corporation and Subsidiaries	(10,738)	239	(10,499)	-2%
Comprehensive income (loss) attributable to VOXX International Corporation and Subsidiaries	(10,561)	239	(10,322)	-2%
Net income (loss) per common share attributable to Voxx International Corporation
Basic	(0.45)	0.01	(0.44)	-2%
Diluted	(0.45)	0.01	(0.44)	-2%

	As of February 28, 2023
	As Previously Reported	Adjustment	If Revised	% Change
Consolidated Balance Sheets
Redeemable non-controlling interest	232	(1,125)	(893)	-485%
Retained earnings	97,997	1,125	99,122	1%
Total Voxx International Corporation stockholders' equity	341,859	1,125	342,984	0%
Total Stockholders' equity	304,591	1,125	305,716	0%

	For the year ended February 28, 2023
	As Previously Reported	Adjustment	If Revised	% Change
Consolidated Statements of Operations and Comprehensive Loss
Less: net income (loss) attributable to non-controlling interest	(2,335)	(1,269)	(3,604)	54%
Net income (loss) attributable to VOXX International Corporation and Subsidiaries	(28,576)	1,269	(27,307)	-4%
Comprehensive income (loss) attributable to VOXX International Corporation and Subsidiaries	(29,753)	1,269	(28,484)	-4%
Net income (loss) per common share attributable to Voxx International Corporation
Basic	(1.17)	0.05	(1.12)	-4%
Diluted	(1.17)	0.05	(1.12)	-4%

Qualitative Analysis

SAB Topic 1.M specifically addresses nine qualitative considerations, but expressly states that these qualitative factors are not all inclusive. While the list of factors is not intended to be a checklist, it does set forth the considerations that the SEC specifically thought warranted describing. Set forth below are the Company’s considerations of the qualitative factors in Topic 1.M, as well as other factors.

•
whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate.

The misstatements are objectively determinable and do not involve subjectivity.

•
whether the misstatement masks a change in earnings or other trends.

The misstatements had no meaningful impact on the net income (loss) attributable to Voxx International Corporation and Subsidiaries or the reported net income (loss) per share. The misstatements did not mask a change in earnings/losses or other trends.

While the misstatements had a significant percentage impact on the net (loss) attributable to non-controlling interest, it did not mask a change in earnings or trends. We also note that the percentages are of significance on this line item due to the small balance in the line item, not due to the significance of the adjustment itself. Based upon these factors, the Company does not consider this material overall.

•
whether the misstatement hides a failure to meet analysts' consensus expectations for the enterprise.

These misstatements had the effect of lowering the results attributable to VOXX International. As a result, the misstatements did not hide a failure to meet analysts’ consensus expectations.

•
whether the misstatement changes a loss into income or vice versa.

These misstatements do not change a loss into income or vice versa.

•
whether the misstatement concerns a segment or other portion of the registrant's business that has been identified as playing a significant role in the registrant's operations or profitability.

These misstatements do not impact our segment reporting as these misstatements pertain to a non-controlling interest adjustment and the segment reporting is prepared based upon consolidated results prior to the non-controlling interest adjustment. Additionally, the allocation of royalties, as discussed earlier, has no bearing on segment reporting as the components are in the same segment.

•
whether the misstatement affects the registrant's compliance with regulatory requirements.

The Company is not subject to specific regulatory requirements that would be affected by these errors.

•
whether the misstatement affects the registrant's compliance with loan covenants or other contractual requirements.

These misstatements do not affect compliance with our loan covenants. Specifically, during the periods impacted by these misstatements, we were not required to be in compliance with our loan covenant as we were not in a compliance period. Additionally, these misstatements do not affect any contractual requirements.

•
whether the misstatement has the effect of increasing management's compensation – for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation.

The misstatement lowered management’s compensation.

•
whether the misstatement involves concealment of an unlawful transaction.

This misstatement does not involve concealment of an unlawful transaction.

Other considerations

•
Does the error have an impact on cash or the statement of cash flows?

The errors had no impact on cash or the statement of cash flows.

Materiality Conclusions

Based on the above and in consideration of SAB Topics 1.M and 1.N, the Company determined that the error corrections, individually and in aggregate, were both quantitatively and qualitatively immaterial to the current period and all previously reported annual and quarterly periods. As a result of the foregoing analysis, we believe that the correction we made with a prior period adjustment was made incorrectly to May 31, 2023, and should have been presented as an adjustment to the February 28, 2023 retained earnings (the earliest period presented that was affected by the error). Accordingly, the Company will correct this presentation in future filings.

In connection with your review of the Company’s filings on Form 10-K for the Fiscal Year Ended February 28, 2023 and Form 10-Q for the Fiscal Quarter Ended November 30, 2023, the Company acknowledges that it is responsible for the accuracy and adequacy of the disclosures in its filings with the SEC, not withstanding any review, comments, action, or absence of action by the staff.

If you have any additional comments or should you require any supplemental information, please do not hesitate to contact me.

Sincerely,

/s/ Charles M. Stoehr

Charles M. Stoehr

Senior Vice President and Chief Financial Officer